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                              January 8, 2024

       Cynthia Lo Bessette
       President
       Fidelity Wise Origin Bitcoin Fund
       c/o FD Funds Management LLC
       245 Summer Street V13E
       Boston, MA 02210

                                                        Re: Fidelity Wise
Origin Bitcoin Fund
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-254652

       Dear Cynthia Lo Bessette:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. In order to meet your anticipated timing, please respond to these comments and amend your registration
statement no later than 10:00 a.m. (EST) on January 9, 2024.
   2. We note your revised disclosure in response to comment 1. Please revise to clarify, if true, that with respect to
any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the
Incidental Rights or IR Virtual Currency.
       Risk Factors, page 11

   3. Please add risk factor disclosure addressing the risks related to your Authorized
                                                        Participants acting in
the same capacity for several competing products.
 Cynthia Lo Bessette
Fidelity Wise Origin Bitcoin Fund
January 8, 2024
Page 2
Risks Associated with Bitcoin and the Bitcoin Network
Spot markets on which bitcoin trades are relatively new..., page 16

4. We note your disclosure on page 16 that "[t]o aid in its efforts to identify and combat manipulation, the Exchange has entered into a Surveillance Sharing Agreement with
       Coinbase to supplement the Exchange's surveillance capabilities." Please revise to remove this statement to the extent it is inaccurate.
Use of Proceeds, page 77

5. Refer to your revised disclosure in response to comment 4. Please disclose any material terms of your agreements with JSCT, LLC and Cumberland DRW LLC. Please also disclose whether either of these entities is affiliated with or has a material relationship with any of your Authorized Participants or other service providers. Please contact Kate Tillan at 202-551-3604 or Michelle Miller at
202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                              Sincerely,
FirstName LastNameCynthia Lo Bessette
                                                              Division of
Corporation Finance
Comapany NameFidelity Wise Origin Bitcoin Fund
                                                              Office of Crypto
Assets
January 8, 2024 Page 2
cc:       Morrison C. Warren
FirstName LastName